                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)


                          Urban Shopping Centers, Inc.
                                (Name of Issuer)


                     Common Stock, Par Value $.01 Per Share
           (Including the Associated Preferred Share Purchase Rights)
                         (Title of Class of Securities)


                                   917060 10 5
                      (CUSIP Number of Class of Securities)


                                 Gary A. Nickele
                             JMB Realty Corporation
                            900 North Michigan Avenue
                             Chicago, Illinois 60611
                                 (312) 915-1977
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               SEPTEMBER 25, 2000
             (Date of Event which Requires Filing of this Statement)

CUSIP NO. 917060 10 5

1      NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
       PERSONS

       Center Partners, Ltd.


2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) / /
                                                                       (b) /X/


3      SEC USE ONLY


4      SOURCE OF FUNDS

       OO

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or 2(e)                                                / /

6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Illinois


NUMBER OF                  7    SOLE VOTING POWER
SHARES                          5,668,989
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                        0
EACH                       9    SOLE DISPOSITIVE POWER
REPORTING                       5,668,989
PERSON WITH                10   SHARED DISPOSITIVE POWER
                                0



11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       5,668,989

12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   / /

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       25.7%

14     TYPE OF REPORTING PERSON

       PN

CUSIP NO. 917060 10 5

1      NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       UIDC Holdings, L.P.


2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) / /
                                                                       (b) /X/



3      SEC USE ONLY


4      SOURCE OF FUNDS

       OO, AF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
       2(d) or 2(e)                                                        / /

6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware


NUMBER OF                  7    SOLE VOTING POWER
SHARES                          2,540,245
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                        2,267,800
EACH                       9    SOLE DISPOSITIVE POWER
REPORTING                       2,540,245
PERSON WITH                10   SHARED DISPOSITIVE POWER
                                2,267,800




11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,808,045


12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   / /


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       21.6%


14     TYPE OF REPORTING PERSON

       PN

CUSIP NO. 971060 10 5

1      NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       Urban-Water Tower Associates

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) / /
                                                                       (b) /X/


3      SEC USE ONLY


4        SOURCE OF FUNDS

         OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                              / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Illinois


NUMBER OF                  7    SOLE VOTING POWER
SHARES                          2,267,800
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                        0
EACH                       9    SOLE DISPOSITIVE POWER
REPORTING                       2,267,800
PERSON WITH                10   SHARED DISPOSITIVE POWER
                                0



11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,267,800


12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   / /


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


       11.3%

14     TYPE OF REPORTING PERSON

       PN

CUSIP NO. 917060 10 5

1        NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Water Tower Associates - I, L.P.


2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) / /
                                                                       (b) /X/



3      SEC USE ONLY


4      SOURCE OF FUNDS

       AF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) or 2(e)                                               / /

6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Illinois



NUMBER OF                  7    SOLE VOTING POWER
SHARES                          0
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                        2,267,800
EACH                       9    SOLE DISPOSITIVE POWER
REPORTING                       0
PERSON WITH                10   SHARED DISPOSITIVE POWER
                                2,267,800



11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,267,800

12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                  / /
       CERTAIN SHARES

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       11.3%

14     TYPE OF REPORTING PERSON

       PN

CUSIP NO. 971060 10 5

1      NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       JMB/Miami Investors, L.P.


2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) / /
                                                                       (b) /X/



3      SEC USE ONLY


4      SOURCE OF FUNDS

       OO

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or 2(e)                                                / /

6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware


NUMBER OF                  7    SOLE VOTING POWER
SHARES                          289,748
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                        0
EACH                       9    SOLE DISPOSITIVE POWER
REPORTING                       289,748
PERSON WITH                10   SHARED DISPOSITIVE POWER
                                0



11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


       289,748


12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   / /


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       1.6%

14     TYPE OF REPORTING PERSON

       PN

CUSIP NO. 971060 10 5

1      NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       Miami Associates, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) / /
                                                                       (b) /X/


3      SEC USE ONLY


4      SOURCE OF FUNDS

       OO

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
       2(d) or 2(e)                                                        / /

6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Illinois



NUMBER OF                  7    SOLE VOTING POWER
SHARES                          127,277
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                        0
EACH                       9    SOLE DISPOSITIVE POWER
REPORTING                       127,277
PERSON WITH                10   SHARED DISPOSITIVE POWER
                                0



11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       127,277

12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   / /

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.7%

14     TYPE OF REPORTING PERSON

       PN

CUSIP NO. 917060 10 5

1      NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       JMB Properties Company


2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) / /
                                                                       (b) /X/


3      SEC USE ONLY


4      SOURCE OF FUNDS

       OO

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
       2(d) or 2(e)                                                        / /

6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Illinois



NUMBER OF                  7    SOLE VOTING POWER
SHARES                          253,659
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                        0
EACH                       9    SOLE DISPOSITIVE POWER
REPORTING                       253,659
PERSON WITH                10   SHARED DISPOSITIVE POWER
                                0





11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       253,659

12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   / /

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       1.4%

14     TYPE OF REPORTING PERSON

       PN

CUSIP NO. 917060 10 5

1      NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       JMB RES Managers, Inc.


2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) / /
                                                                       (b) /X/


3      SEC USE ONLY


4      SOURCE OF FUNDS

       AF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
       2(d) or 2(e)                                                        / /

6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware


NUMBER OF                  7    SOLE VOTING POWER
SHARES                          253,659
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                        0
EACH                       9    SOLE DISPOSITIVE POWER
REPORTING                       253,659
PERSON WITH                10   SHARED DISPOSITIVE POWER
                                0


11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       253,659

12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   / /

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       1.4%

14     TYPE OF REPORTING PERSON

       CO

CUSIP NO. 917060 10 5

1      NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       Old Orchard Limited Partnership


2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) / /
                                                                       (b) /X/


3      SEC USE ONLY


4      SOURCE OF FUNDS

       OO

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
       2(d) or 2(e)                                                        / /

6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Illinois


NUMBER OF                  7    SOLE VOTING POWER
SHARES                          1,060,606
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                        0
EACH                       9    SOLE DISPOSITIVE POWER
REPORTING                       1,060,606
PERSON WITH                10   SHARED DISPOSITIVE POWER
                                0



11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,060,606

12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   / /

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       5.6%

14     TYPE OF REPORTING PERSON

       PN

CUSIP NO. 971060 10 5

1      NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       JMB Realty Corporation

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) / /
                                                                       (b) /X/


3      SEC USE ONLY


4      SOURCE OF FUNDS

         AF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
       2(d) or 2(e)                                                        / /

6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware


NUMBER OF                  7    SOLE VOTING POWER
SHARES                          10,894,059
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                        0
EACH                       9    SOLE DISPOSITIVE POWER
REPORTING                       10,894,059
PERSON WITH                10   SHARED DISPOSITIVE POWER

                                0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       10,894,059

12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   / /

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       40.4%

14     TYPE OF REPORTING PERSON

       CO

CUSIP NO. 917060 10 5

1      NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       1975 Judd D. Malkin Life Insurance Trust


2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) / /
                                                                       (b) /X/


3      SEC USE ONLY


4      SOURCE OF FUNDS

       AF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
       2(d) or 2(e)                                                        / /

6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Illinois



NUMBER OF                  7    SOLE VOTING POWER
SHARES                          0
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                        11,147,718
EACH                       9    SOLE DISPOSITIVE POWER
REPORTING                       0
PERSON WITH                10   SHARED DISPOSITIVE POWER
                                11,147,718



11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       0

12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   /X/

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0%

14     TYPE OF REPORTING PERSON

       OO

CUSIP NO. 971060 10 5

1      NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       Neil G. Bluhm

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) / /
                                                                       (b) /X/



3      SEC USE ONLY


4      SOURCE OF FUNDS

       AF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
       2(d) or 2(e)                                                        / /

6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States



NUMBER OF                  7    SOLE VOTING POWER
SHARES                          0
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                        11,147,718
EACH                       9    SOLE DISPOSITIVE POWER
REPORTING                       0
PERSON WITH                10   SHARED DISPOSITIVE POWER
                                11,147,718


11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       0

12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   /X/

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0%

14     TYPE OF REPORTING PERSON

       IN

CUSIP NO. 971060 10 5

1      NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       Judd D. Malkin

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) / /
                                                                       (b) /X/



3      SEC USE ONLY


4      SOURCE OF FUNDS

       AF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
       2(d) or 2(e)                                                        / /

6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States



NUMBER OF                  7    SOLE VOTING POWER
SHARES                          0
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                        0
EACH                       9    SOLE DISPOSITIVE POWER
REPORTING                       0
PERSON WITH                10   SHARED DISPOSITIVE POWER
                                0



11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       0

12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   /X/

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0%

14     TYPE OF REPORTING PERSON

       IN

                                  SCHEDULE 13D

       This Amendment No. 1 (this "Amendment") is being filed to a Schedule 13D dated October 14, 1993 and filed by Center Partners, Ltd., Urban-Water Tower Associates, Water Tower Associates - I, L.P., Urban Investment & Development Co., JMB/Miami Investors L.P., JMB Realty Corporation, the 1975 Judd D. Malkin Life Insurance Trust, Island Holidays Ltd., Celtic Funding Corporation, Neil G. Bluhm and Judd D. Malkin.

ITEM 1.  SECURITY AND ISSUER

         Shares of Common Stock, par value $.01 per share, of Urban Shopping Centers, Inc. ("Urban"), 900 North Michigan Avenue, Suite 1500, Chicago, Illinois 60611, including the associated preferred share purchase rights.

ITEM 2.  IDENTITY AND BACKGROUND

         Item 2 is hereby supplemented and amended to eliminate Island Holidays, Ltd., Celtic Funding Corporation and Urban Investment & Development Co. as persons filing this Amendment and to add UIDC Holdings, L.P., Miami Associates, L.P., JMB Properties Company, JMB RES Managers, Inc. and Old Orchard Limited Partnership as persons filing this Amendment.

         The persons listed in Numbers 1 through 5 below are persons filing this statement. The persons listed in Numbers 6 through 9 below are persons enumerated in Instruction C to this statement as general partners, executive officers, directors and/or controlling persons filing this statement.

1.       (A)      Name and Organization: UIDC Holdings, L.P., a Delaware limited partnership;
         (B)      Principal Business: Real estate ownership, development,
                  management and leasing;
         (C)      Principal Office: 900 North Michigan Avenue, Chicago, IL
                  60611;
         (D)      UIDC Holdings, L.P. has not been convicted in a criminal
                  proceeding during the last five years;
         (E)      UIDC Holdings, L.P. has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years.

2.       (A)      Name and Organization: Miami Associates, L.P., an Illinois
                  limited partnership;
         (B)      Principal Business: Real estate ownership, development,
                  management and leasing;
         (C)      Principal Office: 900 North Michigan Avenue, Chicago, IL
                  60611;
         (D)      Miami Associates, L.P. has not been convicted in a criminal proceeding during the last five years;
         (E)      Miami Associates, L.P. has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years.

3.       (A)      Name and Organization: JMB Properties Company, an Illinois
                  general partnership;
         (B)      Principal Business: Real estate ownership, development,
                  management and leasing;
         (C)      Principal Office: 900 North Michigan Avenue, Chicago, IL
                  60611;
         (D)      JMB Properties Company has not been convicted in a criminal proceeding during the last five years;
         (E)      JMB Properties Company has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years.

4.       (A)      Name and Organization: JMB RES Managers, Inc., a Delaware
                  corporation;
         (B)      Principal Business: Real estate ownership, development,
                  management and leasing;
         (C)      Principal Office: 900 North Michigan Avenue, Chicago, IL
                  60611;
         (D)      JMB Properties Company has not been convicted in a criminal proceeding during the last five years;
         (E)      JMB Properties Company has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years.

5.       (A)      Name and Organization: Old Orchard Limited Partnership, an
                  Illinois limited partnership;
         (B)      Principal Business: Real estate ownership, development,
                  management and leasing;
         (C)      Principal Office: 900 North Michigan Avenue, Chicago, IL
                  60611;
         (D)      Old Orchard Limited Partnership has not been convicted in a criminal proceeding during the last five years;

         (E) Old Orchard Limited Partnership has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years.

6.       (A)      Name and Organization: JMB Real Estate Services, L.P., a
                  Delaware limited liability company;
         (B)      Principal Business: Real estate ownership, development,
                  management and leasing;
         (C)      Principal Office: 900 North Michigan Avenue, Chicago, IL
                  60611;
         (D)      JMB Real Estate Services, L.P. has not been convicted in a criminal proceeding during the last five years;
         (E)      JMB Real Estate Services, L.P. has not been subject to a
                  judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws of finding any violations with respect to such laws during the last five years.

7.       (A)      Name and Organization: JMB Investment Holdings-I, Inc., a
                  Delaware corporation;
         (B)      Principal Business: Real estate ownership, development,
                  management and leasing;
         (C)      Principal Office: 900 North Michigan Avenue, Chicago, IL
                  60611;
         (D)      JMB Investment Holdings-I, Inc. has not been convicted in a criminal proceeding during the last five years;
         (E)      JMB Investment Holdings-I, Inc. has not been subject to a
                  judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws of finding any violations with respect to such laws during the last five years.

8.       (A)      Name and Organization: 900 Investment Management, L.P., a
                  Delaware limited partnership;
         (B)      Principal Business: Real estate ownership, development,
                  management and leasing;
         (C)      Principal Office: 900 North Michigan Avenue, Chicago, IL
                  60611;
         (D)      900 Investment Management, L.P. has not been convicted in a criminal proceeding during the last five years;
         (E)      900 Investment Management, L.P. has not been subject to a
                  judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws of finding any violations with respect to such laws during the last five years.

9.       (A)      Name and Organization: 900 Investment Management, Inc., a
                  Delaware corporation;
         (F)      Principal Business: Real estate ownership, development,
                  management and leasing;
         (G)      Principal Office: 900 North Michigan Avenue, Chicago, IL
                  60611;
         (H)      900 Investment Management, Inc. has not been convicted in a criminal proceeding during the last five years;
         (I)      900 Investment Management, Inc. has not been subject to a
                  judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws of finding any violation with respect to such laws during the last five years.

ITEM 4.  PURPOSE OF TRANSACTION

         The persons filing this statement who directly own securities acquired the securities of Urban Shopping Centers, Inc. and Urban Shopping Centers, L.P. primarily for investment. See Item 6 for a description of certain plans of the filing persons relating to the Merger (as defined below) and related transactions.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

THE FOLLOWING INFORMATION IS FROM THE INITIAL SCHEDULE 13D FILING IN OCTOBER OF 1993. IT SHOULD BE UPDATED TO THE PRESENT AND SHOULD INCLUDE ALL OF THE PERSONS WHO ARE NOW LISTED IN ITEM 2, EITHER IN THE INITIAL FILING ASSUMING THEY HAVE NOT BEEN DELETED BY THIS FILING OR THROUGH THE ADDITION OF NEW PERSONS IN THIS FILING. TO THE EXTENT THAT THIS INFORMATION HAS NOT CHANGED, IT CAN BE DELETED FROM THE AMENDMENT.

         (a) The following table sets forth the beneficial ownership of each person named in Item 2. The number of shares of Common Stock beneficially owned in total represents the number of shares of Common Stock the person beneficially owns in addition to the number of shares of Common Stock into which Units or shares of Unit Voting Stock beneficially owned by the person are exchangeable. The number of shares of Common Stock beneficially owned through rights to acquire represents the number of shares of Common Stock into which Units or shares of Unit Voting Stock beneficially owned by the person are exchangeable. The percentage of shares owned assumes, with respect to each person, that all shares of Unit Voting Stock and Units beneficially owned by the person are exchanged for shares of Common Stock and that none of the shares of Unit Voting Stock or Units held by other persons are exchanged for shares of Common Stock. The 1975 Judd D. Malkin Life Insurance Trust and Messrs. Neil G. Bluhm and Judd
D. Malkin disclaim beneficial ownership of any securities of Urban Shopping Centers, Inc. or Urban Shopping Centers, L.P.



                                                                                                Shares of
                                                                                Shares of       Common Stock
                                                                                Common Stock    Beneficially
                                                                                Beneficially    Owned (Rights      Percent of
PERSON                                                                          Owned (Total)    To Acquire)       All Shares
------                                                                          -------------    -----------       ----------
Center Partners, Ltd.                                                           5,668,989       4,259,738          25.7
UIDC Holdings, L.P.                                                             4,808,045       4,521,206          21.6
Urban-Water Tower Associates                                                    2,267,800       2,267,800          11.3
Water Tower Associates-I, L.P.                                                  2,267,800       2,267,800          11.3
JMB/Miami Investors, L.P.                                                       289,748         289,748            1.6
Miami Associates, L.P.                                                          127,277         127,277            0.7
JMB Properties Company                                                          253,659         253,659            1.4
JMB RES Managers, Inc.                                                          253,659         253,659            1.4
Old Orchard Limited Partnership                                                 1,060,606       1,060,606          5.6
JMB Realty Corporation                                                          10,894,059      9,197,969          40.4
1975 Judd D. Malkin Life Insurance Trust                                        11,147,718      9,451,628          42.6
Neil G. Bluhm                                                                   11,147,718      9,451,628          42.6
Judd D. Malkin                                                                  0               0                  0
JMB Real Estate Services, L.P.                                                  253,659         253,659            1.4
JMB Investment Holdings-I, Inc.,                                                417,025         417,025            2.3
900 Investment Management, L.P.                                                 417,025         417,025            2.3
900 Investment Management, Inc.                                                 417,025         417,025            2.3
H. Rigel Barber                                                                 7,000           0                  *
Burton E. Glazov                                                                0               0                  0
Stuart C. Nathan                                                                0               0                  0
Gary A. Nickele                                                                 5,700           0                  *
A. Lee Sacks                                                                    0               0                  0


John G. Schreiber                                                               0               0                  0



*  less than 0.1%


         (b) The following table indicates, for each person listed in the above table, the number of shares of Common Stock beneficially owned as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to vote or to direct the disposition. The paragraphs following the table further explain the information in the table.


                                                                Sole             Shared            Sole               Shared
                                                               Voting            Voting          Dispositive        Dispositive
Person                                                          Power            Power             Power              Power
------                                                        ---------        ----------       -----------        -----------
Center Partners, Ltd.                                         5,668,989         0               5,668,989          0
UIDC Holdings, L.P.                                           2,540,245         2,267,800       2,540,245          2,267,800
Urban-Water Tower Associates                                  2,267,800         0               2,267,800          0
Water Tower Associates-I, L.P.                                0                 2,267,800       0                  2,267,800
JMB/Miami Investors, L.P.                                     289,748           0               289,748            0
Miami Associates, L.P.                                        127,277           0               127,277            0
JMB Properties Company                                        253,659           0               253,659            0
JMB RES Managers, Inc.                                        253,659           0               253,659            0
Old Orchard Limited Partnership                               1,060,606         0               1,060,606          0
JMB Realty Corporation                                        10,849,059        0               10,849,059         0
1975 Judd D. Malkin Life Insurance Trust                      0                 11,147,718      0                  11,147,718
Neil G. Bluhm                                                 0                 11,147,718      0                  11,147,718
Judd D. Malkin                                                0                 0               0                  0
JMB Real Estate Services, L.P.                                253,659           0               253,659            0
JMB Investment Holdings-I, Inc.,                              417,025           0               417,025            0
900 Investment Management, L.P.                               417,025           0               417,025            0
900 Investment Management, Inc.                               417,025           0               417,025            0
H. Rigel Barber                                               7,000             0               7,000              0
Burton E. Glazov                                              0                 0               0                  0
Stuart C. Nathan                                              0                 0               0                  0
Gary A. Nickele                                               5,700             0               5,700              0
A. Lee Sacks                                                  0                 0               0                  0
John G. Schreiber                                             0                 0               0                  0



         Center Partners, Ltd. owns 1,409,251 shares of Common Stock, 170,389 shares of Unit Voting Stock and 4,089,349 Units. Center Partners, Ltd. is a limited partnership, the sole general partner of which is JMB Realty Corporation.

         Urban-Water Tower Associates owns 90,712 shares of Unit Voting Stock and 2,177,088 Units. Urban-Water Tower Associates is a general partnership, the general partners of which are UIDC Holdings, L.P. and Water Tower Associates-I, L.P. JMB Realty Corporation is the sole general partner of UIDC Holdings, L.P. and the sole general partner of Water Tower Associates-I, L.P.

         Old Orchard Limited Partnership owns 42,424 shares of Unit Voting Stock and 1,018,182 Units. Old Orchard Limited Partnership is a limited partnership, the sole general partner of which is UIDC Holdings, L.P.

         In addition to the shares of Unit Voting Stock and Units owned by Urban-Water Tower Associates and Old Orchard Limited Partnership that UIDC Holdings, L.P. beneficially owns, UIDC Holdings, L.P. directly owns 286,839 shares of Common Stock, 47,712 shares of Unit Voting Stock and 1,145,088 Units. UIDC Holdings, L.P. is a limited partnership, the sole general partner of which is JMB Realty Corporation.

         JMB/Miami Investors, L.P. owns 16,681 shares of Unit Voting Stock and 273,067 Units. JMB Investment Holdings-I, Inc. is the general partner of JMB/Miami Investors, L.P. JMB Investment Holdings-I, Inc. is wholly owned by 900 Investment Management, L.P. The sole general Partner of 900 Investment Management, L.P. is 900 Investment Management Inc., which is wholly owned by JMB Realty Corporation.

         Miami Associates, L.P. owns 127,277 Units. Miami Associates, L.P. is a limited partnership of which JMB Investment Holdings-I, Inc. is the general partner.

         JMB Properties Company owns 10,146 shares of Unit Voting Stock and 243,513 Units. JMB Properties Company is a general partnership the managing partner of which is JMB RES Managers, Inc. The other general partner of JMB Properties Company is JMB Real Estate Service, L.P., the sole general partner of which is JMB RES Managers, Inc.

         The 1975 Judd D. Malkin Life Insurance Trust, the co-trustees of which are Judd D. Malkin, Stephen J. Malkin, Barry A. Malkin and Randy H. Steinberg, may be deemed to beneficially own and share voting and dispositive power with respect to the 10,894,059 shares of Common Stock beneficially owned by JMB Realty Corporation and the 253,869 shares of Common Stock beneficially owned by JMB RES Managers, Inc. The 1975 Judd D. Malkin Life Insurance Trust is a significant stockholder of JMB Realty Corporation and JMB RES Managers, Inc. The 1975 Judd D. Malkin Life Insurance Trust disclaims beneficial ownership of the shares of Common Stock beneficially owned by JMB Realty Corporation and JMB RES Managers, Inc.

         Mr. Bluhm may be deemed to beneficially own and to share voting and dispositive power with respect to the 10,894,059 shares of Common Stock beneficially owned by JMB Realty Corporation and the 253,869 shares of Common Stock beneficially owned by JMB RES Managers, Inc. Mr. Bluhm is a significant stockholder of JMB Realty Corporation and JMB RES Managers, Inc. Mr. Bluhm disclaims beneficial ownership of the shares of Common Stock beneficially owned by JMB Realty Corporation and JMB RES Managers, Inc.

         (c) In the last 60 days, except as described below and in Item 6 there have been no transactions by the persons named above in the shares of Common Stock and Unit Voting Stock of Urban Shopping Centers, Inc. and Units of Urban Shopping Center, L.P.

         On September 7, 2000, Miami Associates, L.P. received 127,277 Units as a distribution from JMB/Miami Investors, L.P. in which Miami Associates was a limited partner. The Units were distributed to Miami Associates, L.P. upon the liquidation of its partnership interest in JMB/Miami Investors, L.P.

         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock, Unit Voting Stock or Units owned by the persons listed in the above tables.

         (e) No person named above has ceased to be a 5% beneficial owner of the Common Stock of Urban Shopping Centers, Inc.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The persons filing this statement who directly own shares of Common Stock and Unit Voting Stock of Urban Shopping Centers, Inc. and Units of Urban Shopping Centers, L.P. have entered into the following agreements:


THE MERGER AGREEMENT

         Urban has entered into an Agreement and Plan of Merger, dated September 25, 2000 (the "Merger Agreement"), by and among Rodamco North America N.V., a company organized under the laws of the Netherlands ("Rodamco"), Hexalon Real Estate, Inc., a Delaware corporation ("Hexalon"), Head Acquisition, L.P., a Delaware limited partnership ("Head Acquisition LP"), Head Acquisition Corp., a Delaware corporation ("Head Acquisition Corp" and together with Rodamco, Hexalon and Head Acquisition LP, the "Head Parties " ), Urban and Urban Shopping Centers, L.P., an Illinois limited partnership (the "Urban OP").

         THE OFFER. The Merger Agreement provides for the commencement of an offer (the "Offer") by Head Acquisition LP as promptly as reasonably practicable, but no later than five business days following public announcements by Rodamco and Urban of the execution of the Merger Agreement. Head Acquisition LP will pay (a) to each holder of shares of common stock, par value $.01 per share, of the Company (the "Public Common Shares") and each holder of unit voting stock, par value $.01 per share, of the Company (the "Unit Voting Common Shares" and together with the Public Common Shares, the "Common Shares"), $48.00 in cash per share; (b) to each holder of Series
A Cumulative Convertible Redeemable Preferred Stock, par value $.01 per share, of the Company, $48.00 in cash per share; and (c) to each holder of Series B Cumulative Convertible Redeemable Preferred Stock, par value $.01 per share, of the Company, $48.00 in cash per share. Option holders will be paid an amount equal to the product of (i) the number of securities subject to options and (ii) the excess, if any, of $48.00 over the exercise price of such options. See--"The Amendment" below for the treatment of classes of units of partnership interest in the Urban OP.

         THE MERGER. The Merger Agreement provides that if the Offer results in shares being tendered which represent 90.0% or more of the votes entitled to be cast on the Merger, Head Acquisition Corp will merge into Urban with Urban surviving and then Urban shall be immediately be merged with and into Head Acquisition LP with Head Acquisition LP surviving. The Merger Agreement also provides that if the conditions that Common Shares entitled to cast at least 90% of the votes entitled to be cast on the Merger is not satisfied or if Head Acquisition LP does not assign its rights to purchase the Common Shares to Head Acquisition Corp, Urban shall be merged with and into Head Acquisition LP (each such transaction, the "Merger"). In either case, the separate corporate existence of Urban shall cease and Head Acquisition LP shall continue as the surviving entity. The closing of the Merger shall occur no later than the third business day following the satisfaction or waiver of the conditions to the Merger contained in the Merger Agreement.

         STOCKHOLDERS' MEETING. If required by applicable law to consummate the Merger, Urban, acting through the Urban Board of Directors, shall, in accordance with Urban's articles of incorporation and by-laws and applicable law, and provided that the Merger Agreement shall not have been terminated:
(A) duly call, give notice of, convene and hold a special meeting of its stockholders (the "Urban Stockholder Meeting") as promptly as reasonably practicable following the acceptance for payment and payment for Shares by either Head Acquisition LP or Head Acquisition Corp. pursuant to the Offer for the purpose of considering and taking action upon the approval of the Merger and the adoption of the Merger Agreement; (B) as promptly as reasonably practicable, prepare and file with the SEC a preliminary proxy or information statement relating to the Merger and the Merger Agreement and use its commercially reasonable efforts, subject to the terms of the Merger Agreement, (1) to obtain and furnish the information required to be included by the SEC in the proxy or information statement and, after consultation with Hexalon, to respond promptly to any comments made by the SEC with respect to the preliminary proxy or information statement and cause a definitive proxy or information statement, including any amendment or supplement thereto, to be mailed to its stockholders; PROVIDED, that no amendment or supplement to the proxy or information statement will be made by Urban without consultation with Hexalon and its counsel and (2) to obtain the necessary approvals of the Merger and the Merger Agreement by its stockholders; and (C) subject to the terms of the Merger Agreement, include in the proxy or information statement
(i) the recommendation of the Urban Board of Directors that stockholders of Urban vote in favor of the approval of the Merger and the Merger Agreement and (ii) the opinion of Urban's financial advisor.

         However, the Merger Agreement provides that if the Head Parties shall acquire or otherwise own, in the aggregate, Common Shares entitled to cast at least 90.0% of the votes entitled to be cast on the Merger, pursuant to the Offer or otherwise (including pursuant to the Common Share Option (as defined below)), the parties will take all necessary and appropriate actions to cause the Merger of Head Acquisition Corp with and into Urban to become effective as soon as practicable after acceptance for payment of and payment for the Common Shares by Head Acquisition Corp pursuant to the Offer without a meeting of stockholders of Urban. For a discussion of certain terms of the Merger Agreement that increase the likelihood that the Head Parties could acquire the minimum number of the outstanding Common Shares as set forth above, see the discussion of the Common Share Option in the immediately following paragraph.

         COMMON SHARE OPTION OF HEXALON . In order to increase the likelihood that Head Acquisition LP and Head Acquisition Corp could acquire the minimum number of Common Shares required to approve the Merger without a stockholders' meeting, Urban has granted Hexalon an irrevocable option (the "Common Share Option") pursuant to the Merger Agreement to purchase for a price of $48.00 per share (the "Per Common Share Option Price") in cash a number of Public Common Shares (the "Optioned Common Shares") equal to the Applicable Common Share Amount. The "Applicable Common Share Amount" is the number of Public Common Shares which, when added to the number of Public Common Shares owned by the Head Entities in the aggregate, immediately prior to the exercise of the Common Share Option, would result in the Head Entities in the aggregate, owning immediately after the exercise of the Common Share Option no more than 90.0% of the then outstanding Common Shares; provided, however, that in no event shall the Applicable Common Share Amount exceed 3,520,642 Public Common Shares. The Common Share Option expires, if not exercised prior to the earlier of the effective time of the Merger and 12:00 midnight, Chicago time, five business days after expiration of the Offer.

THE VOTING AGREEMENT

         Concurrently with the execution of the Merger Agreement, the reporting persons entered into a Voting Agreement, dated as of September 25, 2000 (the "Voting Agreement"), by and among certain stockholders of Urban and unitholders of the Urban OP, including the reporting persons, (the "Subject Stockholders"), Rodamco, Hexalon, Head Acquisition LP, Head Acquisition Corp and Urban. Each Subject Stockholder has agreed that it will not contract to sell, sell or otherwise transfer or dispose of any of its Common Shares or units of partnership interest in the Urban OP (the "Units"), or any interest therein, or securities convertible into, or any voting rights with respect to, any of its Common Shares or Units, other than (a) pursuant to the Voting Agreement and the Merger Agreement or (b) a transfer to a party who executes a counterpart of the Voting Agreement, in form and substance reasonably satisfactory to Hexalon, agreeing to be bound by its terms and conditions. In addition, each Subject Stockholder has agreed that it will not grant any proxies or powers of attorney or enter into a voting agreement or other arrangement with respect to any Common Shares or Units or deposit any Common Shares into a voting trust.

         Each Subject Stockholder has further agreed to (a) tender all of its Common Shares pursuant to the Offer or (b) to the extent not so tendered, vote, or cause to be voted, all of the Common Shares or Units, as applicable, beneficially owned by it, or with respect to which it has the right to vote, at any meeting of stockholders or partners, as applicable (including any adjournment or postponement thereof), or pursuant to any action by written consent:

         (i) in favor of the Amendment and any actions required in furtherance thereof;

         (ii) against any action or agreement that (X) could reasonably be expected to result in a breach in any material respect of any covenant, representation or warranty, or any other obligation of Urban, under the Merger Agreement or any related agreement or (Y) is intended, or could reasonably be expected, to materially impede, interfere with, delay, postpone or adversely affect the Offer, the Merger, the Amendment or the other transactions contemplated by the Merger Agreement; and

         (iii) against any competing transaction.

         In addition, each Subject Stockholder has agreed to cooperate fully with Hexalon in connection with the Merger Agreement and the transactions contemplated thereby.

         Finally, each Subject Stockholder (i) has agreed that it will not, and it will not authorize or permit any officer, director or employee of, or any investment banker, attorney or other advisor or representative of, such Subject Stockholder to (A) solicit or initiate, encourage, or facilitate, directly or indirectly, any inquiries relating to, or the submission of, any proposal or offer, whether in writing or otherwise, from a third party regarding a competing transaction; (B) participate in any discussions or negotiations regarding, or furnish to any person any information or data with respect to or access to the properties of, or take any other action to knowingly facilitate the making of any proposal that constitutes, or may reasonably be expected to lead to, any competing transaction; or (C) enter into any agreement (written or oral) with respect to any competing transaction, approve or recommend or resolve to approve or recommend any competing transaction or enter into any agreement (written or oral) requiring it to abandon, terminate or fail to consummate the Offer, the Merger, the Amendment and the other transactions contemplated by the Merger Agreement; provided, that any Subject Stockholder (or any affiliates thereof) who is a director, officer or employee of Urban may take actions solely in his or her capacity as such to the extent permitted under the Merger Agreement; provided further, however, that the foregoing clause shall in no way relieve a Subject Stockholder from any obligation as a record or beneficial owner of Shares or Units to vote, transfer or hold such Shares or Units as herein provided and to otherwise comply with the terms and conditions of the Voting agreement; and

         (ii) has agreed to notify Hexalon orally and in writing of (A) any competing transaction or any inquiry with respect to or which could reasonably be expected to lead to any competing transaction received by such Subject Stockholder or any financial advisor, attorney or other advisor or representative of such Subject Stockholder, (B) the material terms of such competing transaction (including a copy of any written proposal) and (C) the identity of the person making the proposal or offer for any such competing transaction or inquiry immediately following receipt by such Holder or any financial advisor, attorney or other advisor or representative of such Subject Stockholder of such competing transaction proposal or inquiry.

         The Voting Agreement also provides that, at the effective time of the Merger, certain non-competition agreements currently in effect between Urban and Mr. Neil G. Bluhm, Mr. Judd D. Malkin, JMB Institutional Realty Corporation ("JMBIRC") and JMB Realty Corporation shall automatically terminate. Messrs. Bluhm and Malkin are currently directors of Urban. Hexalon and the limited partners that have executed the Voting Agreement, including the filing persons, have agreed to execute the Amendment at the effective time of the Merger. Further, if less than all of those limited partners execute the Amendment at the effective time of the Merger, the Voting Agreement provides that then the Amendment shall include provisions providing for the exchangeability of the Units for Common Shares similar to those contained in the Urban OP's existing partnership agreement. Also, if the Head Entities increase the offer price to be paid in the Offer, then the Voting Agreement requires the Amendment to provde that (i) the distribution made to all current limited partners in the Urban OP at the effective time of the Merger and (ii) the amount to be paid by the Urban OP to any of its limited partners upon exercise of their put rights regarding their Units shall be increased proportionately. See "The Amendment." Finally, the Voting Agreement contemplates that holders of an aggregate of 2,476,545 LP Units will convert such LP Units into Common Shares and tender such Common Shares and an additional 2,221,808 Common Shares in the Offer.

         The Voting Agreement terminates automatically without any further action by any of the parties immediately upon the earlier of (a) the day following the effective time of the Merger and (b) the termination of the Merger Agreement in accordance with its terms. The Voting Agreement may also be terminated, as to any of the Subject Stockholders, by the mutual agreement of Hexalon and such Subject Stockholder; provided that the termination as to such Subject Stockholder will not affect the obligations of any of the other Subject Stockholders under the Voting Agreement. No termination of the Voting Agreement will relieve any party from liability for any material breach of its obligations under the Voting Agreement committed prior to such termination.

         In addition, the Amendment contemplates a loan to the Urban OP to be used to make certain distributions to certain unitholders of the Urban OP. See "--The Amendment--Disbributions." Pursuant to the Voting Agreement, if the lender under such loan does not provide sufficient funds to make such required distribution, Head Acquisition LP has agreed to, and Rodamco and Hexalon have agreed to cause Head Acquisition LP to, obtain alternative financing with the same structural features as are provided in the loan discussed above. The obligations of the Subject Stockholders under the Voting Agreement are conditioned upon, among other things, compliance by Head Acquisition LP, Rodamco and Hexalon with the obligation set forth above.

THE AMENDMENT

         Contemporaneously with the Merger, the common unitholders of the Urban OP will enter into an amendment and restatement (the "Amendment") of the Urban OP's Second Restated Agreement of Limited Partnership.

         FORMATION. The Urban OP was formed on December 27, 1982 as a limited partnership. Following consummation of the Merger, Head Acquisition LP or its successors (the "General Partner") will be the sole general partner of the Urban OP.

         CAPITALIZATION. Pursuant to the Amendment, the Urban OP will designate Class A Common Units ("Class A Common Units"), Series C Cumulative Redeemable Preferred Units ("Class C Preferred Units"), and 9.45% Series D Cumulative Redeemable Preferred Units ("Class D Preferred Units"). Immediately following the Merger and the transactions contemplated by the Amendment, it is expected that 35,000,000 Class A Common Units will be outstanding, 33,054,128 of which will be held by the General Partner and 1,945,872 of which will be held by the limited partners of the Urban OP.

         MANAGEMENT. The Amendment generally provides that the General Partner has full, exclusive and complete responsibility and discretion in the management and control of the Urban OP. The limited partners of the Urban OP (the "Limited Partners") have no right to participate in or exercise control or management power over the business and affairs of the Urban OP. However, without the unanimous consent of all Limited Partners holding Class A Common Units (the "Class A Limited Partners"), the General Partner may not, (i) take any action that would make it impossible for the Urban OP to carry on its business, (ii) possess property of the Urban OP or assign rights in specific properties of the Urban OP, other that for a Urban OP purpose or (iii) perform any act that would subject a Limited Partner to liability as a general partner or any other liability.

         In addition, without the consent of Original Class A Limited Partners (as defined below), holding a majority of the issued and outstanding Class A Common Units then held by Original Class A Limited Partners, the General Partner may not, (x) prior to the Call Date (as defined below), sell, assign, transfer or dispose of certain properties owned by the Urban OP (the "Restricted Properties") to the extent any such transaction would result in the recognition of a taxable gain by the Original Class A Limited Partners, (y) prior to the second anniversary of the Effective Time, allow the Urban OP to guarantee debt of the General Partner or sell, assign, transfer or otherwise dispose of any of the properties of the Urban OP to the extent such transaction would result in the Urban OP and its investment entities which are disregarded for federal income tax purposes or are "flow through" or "pass through" entities which themselves are not taxed (the "Sub-Tier
Entities") having sold, transferred, assigned or otherwise having disposed of properties, the fair market value of which is greater than or equal to 50% of the fair market value of all properties owned by the Urban OP and its Sub-Tier Entities on the effective time of the Merger; or (z) make or permit any other person to make any non-de minimis capital contribution to the Urban
OP prior to the second anniversary of the effective time of the Merger for the purpose of paying any debt of the Urban OP or making distributions to enable a partner to pay principal on any debt. The Limited Partners have no right to remove the General Partner as general partner of the Urban OP.
Except as set forth in the Amendment or in another written agreement entered into by the General Partner or the Urban OP and any individual or group of Limited Partners on or after the effective time of the Merger, the General Partner may, but is under no obligation to, consider the separate interests of the partners (including, without limitation, tax consequences) in deciding to take (or decline to take) any action. Pursuant to the Amendment, the General Partner will be the "tax matters partner" of the Urban OP. Further, the General Partner will generally have the authority to make tax elections under the Internal Revenue Code (the "Code") on behalf of the Urban OP that the Amendment does not expressly provide.

         "Original Class A Limited Partner" means (a) any Limited Partner holding a Class A Common Unit at the effective time of the Merger or any of their permitted transferees.

         BUSINESS OPPORTUNITIES. The General Partner will pursue and engage in retail development and acquisition opportunities only through the Urban OP or a Sub-Tier Entity, other than development opportunities with respect to properties owned by affiliates of the General Partner at the effective time of the Merger or pursuant to contractual obligations existing at the effective time of the Merger. The General Partner will also cause Hexalon and Rodamco to enter into agreements whereby each agrees to similar limitations on their development and acquisition opportunities.

         DEPRECIATION. The General Partner is generally allocated the tax depreciation attributable to its step-up in adjusted tax basis in the properties of the Urban OP in connection with the Merger and the federal tax depreciation from additional properties acquired by Urban OP, except for a specified allocation of federal tax depreciation to the original Class A Limited Partners decribed below. The Original Class A Limited Partners will be allocated 43% of the federal tax depreciation from (i) the adjusted tax basis in the current Urban OP properties and scheduled additions on the effective time of the Merger plus (ii) the adjusted tax basis from additional properties acquired by the Urban OP to the extent such additional tax basis arises from growth (if any) in the adjusted tax basis of the Urban OP up to approximately 2.81% per annum (the "Special Depreciation Allocation"). The Special Depreciation Allocation shall be reduced proportionately to the extent either units held by the Original Class A Limited Partners are repurchased by the Urban OP or its affiliates by virtue of the exercise of any put or otherwise or the Urban OP disposes of the relevant Urban OP properties. However, to the extent that the Urban OP sells or exchanges an Urban OP property which is subject to the Special Depreciation Allocation, the Special Depreciation Allocation shall not be reduced, but shall continue in respect of the portion of the unadjusted tax basis in the property acquired with the proceeds of such sale or through such exchange that equals the unadjusted tax basis in the Urban OP property sold or exchanged.

         CAPITAL ACCOUNTS. The Urban OP will mark to market the capital accounts of the General Partner and the Limited Partners. Following this event, the capital accounts of the Class C Preferred Units and the Class D Preferred Units will equal their respective liquidation preferences. Following the Special Distribution (defined below) to the Original Class A Limited Partners, the General Partner's capital account balance will represent 57% and the Original Class A Limited Partners' total capital account balance shall represent 43%, respectively, of the of those total capital account balances. The Urban OP will elect the "traditional method" with respect to the "reverse Code section 704(c)" items created from marking to market capital accounts. The Amendment also requires the Urban OP to allocate excess nonrecourse liabilities in percentages ranging from 43% to 50% (based on nonrecourse debt in the range of current levels) to the Original Class A Limited Partners (with other percentages applying based on applicable debt levels from time to time and other factors). The Amendment allocates nonrecourse liabilities to the Original Class A Limited Partners in an amount at least equal to their aggregate negative capital account balances (taking into account the Special Distribution (defined below) and the Special Depreciation Allocation).

         DISTRIBUTIONS. The Amendment sets forth the manner in which the net cash flow of the Urban OP will be distributed with respect to the common and preferred units in the Urban OP.

         CONVERTIBLE PREFERRED UNITS. The pre-Merger convertible preferred units in the Urban OP will convert to Class A Common Units and have all the rights and privileges of such units as set forth herein.

         SERIES C PREFERRED UNITS. The currently outstanding Series C Preferred Units will remain outstanding. Each Series C Preferred Unit entitles the holder to receive, prior to payment by the Urban OP of distributions with respect to common units, a cash distribution in an amount equal to 9.125% per annum times $50.00 (the initial capital contribution per Series C Preferred Unit.)

         SERIES D PREFERRED UNITS. The currently outstanding Series D Preferred Units will remain outstanding. Each Series D Preferred Unit entitles the holder to receive, prior to payment by the Urban OP of distributions with respect to common units, a cash distribution in an amount equal to 9.45% per annum times $25.00 (the initial capital contribution per Series D Preferred Unit.)

         CLASS A COMMON UNITS. The Class A Limited Partners will receive a cash distribution at the effective time of the Merger in an amount equal to $38.40 times the number of their currently outstanding common units (the "Special Distribution"). The General Partner is required to distribute, after the distributions on the Series C Preferred Units and Series D Preferred Units, cash in five tranches. First, $10 million is required to distributed annually (in quarterly installments) 43% to the Original Class A Limited Partners and 57% to the General Partner. Second, $1,500,000 is required to be distributed annually (in quarterly installments) to the Original Class A Limited Partners. Third, $100 million is required to be distributed annually (in quarterly installments) 1% to the Original Class A Limited Partners and 99% to the other partners holding common units. Fourth, all remaining cash will be distributed quarterly approximately 5.56% to the Original Class A Limited Partners and 94.44% to the General Partners until those partners have received a 24.71593% per annum pre-tax internal real rate return, using quarterly compounding, and assuming a 1.98517% annual inflation rate. Once the partners holding Class A Common Units at the effective time of the Merger have achieved this rate of return, remaining cash is distributed pro rata among the Class A Common Unit holders, provided that any cash distributed to the Original Class A Limited Partners and the General Partner shall be distributed 43% to the Original Class A Limited Partners and 57% to the General Partner. If the first or second priority installment distributions described above are not made for any calendar quarter, the amount of the shortfall will accrue and compound at 8% per annum until paid. Finally, the absolute figures in the first three priority distributions discussed above will increase at a rate of 3% per annum beginning on January 1, 2004.

         EXCHANGE RIGHTS.

         SERIES C PREFERRED UNITS. After May 26, 2009, each Series C Preferred Unit will be exchangeable for one preferred equity partnership unit in the General Partner, subject to adjustment. Such exchange rights will become immediately exercisable at any time when distributions on the Series C Preferred Units are in arrears for six quarterly periods, whether or not consecutive, or an opinion of counsel to the Urban OP states that the Urban OP may be deemed a publicly traded partnership. Subject to certain other tax qualifications, such exchange rights may also become exercisable three years after the issuance of the Series C Preferred Units but prior to the ten year anniversary of such issuance if the holder of such units delivers to the General Partner of the Urban OP an opinion of counsel that such exchange would not cause the Series C Preferred Units to be deemed "stock and securities" under Section 351(e) of the Code. Finally, such exchange rights may be exercised at any time if the holder thereof delivers an opinion of counsel that there is an imminent and substantial risk that such holder's interest in the Urban OP does or will exceed 19.5% of the total profits or capital interests in the Urban OP.

         SERIES D PREFERRED UNITS. After September 30, 2009, each Series D Preferred Unit will be exchangeable for one preferred equity partnership unit in the General Partner, subject to adjustment. Such exchange rights will become immediately exercisable at any time when distributions on the Series D Preferred Units are in arrears for six quarterly periods, whether or not consecutive, or an opinion of counsel to the Urban OP states that the Urban OP may be deemed a publicly traded partnership. Subject to certain other tax qualifications, such exchange rights may also become exercisable three years after the issuance of the Series D Preferred Units but prior to the ten year anniversary of such issuance if the holder of such units delivers to the General Partner of the Urban OP an opinion of counsel that such exchange would not cause the Series D Preferred Units to be deemed "stock and securities" under Section 351(e) of the Code. Finally, the Series D Preferred Units may be exchanged by any holder that is a REIT for equity securities of the General Partner subject to certain REIT qualification conditions.

         CLASS A COMMON UNITS. The holders of the Class A Common Units have no exchange rights, except as set forth in the immediately following section.

         PUT OPTION. During the first calendar month of each calendar quarter of any fiscal year of the Urban OP commencing after the fifth anniversary of the effective time of the Merger, the Original Class A Limited Partners may put their Class A Common Units to the Urban OP or the General Partner for the "Put Right Price" (i.e., an amount equal to the funds from operations of the Urban OP for 12 months after the date of the exercise of the put, multiplied by a multiple which shall be determined based on dividing $48 by the funds from operations of the Urban OP in 2001) per unit, plus the amount that would have been distributed to the Original Class A Limited Partners under the final tranche of distributions if all the Urban OP's properties had been sold for fair market value on the determination date and the proceeds distributed. The estate of any holder of Class A Common Units may also exercise the put on or prior to the first anniversary of the date of the death of such holder (the "Death Put"). Such put right will be suspended for so long as the General Partner, any successor general partner or any of their affiliates has a class of common equity securities registered on a national stock exchange and the Original Class A Limited Partners are entitled to exchange their Class A Common Units for such publicly-traded shares, except for the Death Put, which will not be suspended.

         REDEMPTION.

         SERIES C PREFERRED UNITS. On or after the fifth anniversary of their issuance, the Urban OP may redeem the Series C Preferred Units at a cash price equal to the capital account balance of the holder; provided that the Urban OP may not redeem the Series C Preferred Units if such price is not greater that $50.00 per unit and all accrued and unpaid distributions thereon. In addition, the Urban OP may redeem any Series C Preferred Units with respect to which a holder exercises its exchange rights. See the section entitled "Exchange Rights" above.

         SERIES D PREFERRED UNITS. On or after the fifth anniversary of their issue date, the Urban OP may redeem the Series D Preferred Units at a cash price equal to the capital account balance of the holder; provided that the Urban OP may not redeem the Series D Preferred Units if such price is not greater that $25.00 per unit and all accrued and unpaid distributions thereon. In addition, the Urban OP may redeem any Series D Preferred Units with respect to which a holder exercises its exchange rights. See the section entitled "Exchange Rights" above.

         CLASS A COMMON UNITS. The General Partner and/or the Urban OP shall have a call option upon the Class A Common Units held by the Original Class A Limited Partners at the Put Right Price, exercisable by the General Partner 10 years after the later of (A) the death of the last to die of the children of Mr. Neil G. Bluhm or Mr. Judd Malkin plus ten years or (B) the death of the later to die of Messrs. Bluhm or Malkin (the "Call Date").

         TRANSFERABILITY OF INTERESTS. So long as any Class A Common Units held by Original Class A Limited Partners, Series C Preferred Units or Series D Preferred Units remain outstanding, the General Partner may not transfer all of its general partnership interests, other than a pledge of its general partnership interest to secure a debt, or withdraw as a General Partner; provided, that so long as any Series C Preferred Units and Series D Preferred Units remain outstanding, the General Partner may transfer any portion, but not all, of its general partnership interests to any person and such person may hold the interest transferred as a Limited Partner or as an additional general partner of the Urban OP. At such time as no Series C Preferred Units or Series D Preferred Units remain outstanding, the General Partner may transfer any or all of its general partnership interests to any person; provided, however, in the event of such transfer of all or a portion of such general partnership interest to any person, such person executes and delivers such documents as are required of a successor General Partner under the Amendment, and such transfer does not result in the withdrawal of the sole general partner resulting in an event of dissolution of the Urban OP pursuant to the Amendment.

         Limited Partners may transfer their interests in the Urban OP subject to certain conditions, including that such transferee assumes all obligations of the transferor Limited Partner and provided further that such transfer would not result in the Urban OP being taxed as a corporation and such transfer is not effected through an "established securities market" or a "secondary market (or the substantial equivalent thereof)" within the meaning of Section 7704 of the Code. Finally, if an Original Class A Limited Partner transfers to a person who is not an Original Class A Limited Partner or a permitted transferee, such transferee shall cease to have the rights of an Original Class A Limited Partner. In addition, the Series C Preferred Units may not be transferred without the consent of the General Partner.

         ADDITIONAL FUNDS. Except as set forth in the next sentence or elsewhere herein and in pre-existing agreements, the Amendment provides that no partner shall be required to contribute additional funds to the Urban OP. If the Urban OP defaults on any of its Recourse Liabilities (as defined in the Treasury Regulations promulgated under the Internal Revenue Code of 1986, as amended), the Gregory L. Butcher Family Trust ("Butcher") and the James M. Hietbrink Family Trust ("Hietbrink") shall each make a capital contribution to the Urban OP in cash, sufficient to cure such default. Such obligation is limited to $601,000 for each of Butcher and Hietbrink and shall terminate one year after the earlier of the date on which the remaining interest in the Urban OP of Butcher or

Hietbrink, as the case may be, is sold or otherwise disposed of, or the date on which such remaining interest is terminated for any other reason.

         INDEMNIFICATION. The Amendment provides for indemnification of the General Partner, directors or officers of the Urban OP or its General Partner and any other person as the General Partner may designate (each an "Indemnitee") solely from the assets of the Urban OP for losses incurred because of the operations of the Urban OP unless (i) the act or omission of the Indemnitee was material and was committed in bad faith or was the result of active and deliberate dishonesty, (ii) the Indemnitee actually received an improper personal benefit in money, property or services or (iii) in the case of any criminal proceeding, the Indemnitee had reasonable cause to believe that the act or omission was unlawful.

         TERM. The Urban OP will continue in full force and effect until December 31, 2075, or if later, the Call Date (the "Term Expiration") unless sooner terminated upon (i) the withdrawal of the General Partner (unless the Original Class A Limited Partners holding a majority of the Class A Common Units then held by the Original Class A Limited Partners elect to continue the Urban OP), (ii) an election prior to the Term Expiration by the General Partner to dissolve the Urban OP (unless objected to by Original Class A Limited Partners holding at least 5% of the Class A Common Units initially issued at the effective time of the Merger to all Original Class A Limited Partners); (iii) judicial dissolution or (iv) by operation of law.

         VOTING. In general and subject to certain qualifications, so long as any Series C Preferred Units, Series D Preferred Units or Class A Common Units held by Original Class A Limited Partners, respectively, remain outstanding, the affirmative vote of holders of at least two-thirds of such Series C Preferred Units, Series D Preferred Units or Class A Common Units is necessary in order for the Urban OP to (i) authorize, create or increase the authorized or issued amount of any class of partnership interests ranking senior to or on a parity with such Series C Preferred Units, Series D Preferred Units or Class A Common Units, respectively, or (ii) amend, alter or repeal the provisions of the Amendment in a manner that would materially and adversely affect the powers, rights, preferences, privileges or voting power of the Series C Preferred Units, Series D Preferred Units or Class A Common Units, respectively, or the holders of such units.

         AMENDMENT. Generally, amendments to the Amendment may be proposed by the General Partner and to the extent consent is required, it must be obtained. The General Partner may amend the Amendment without the consent of the partners if such amendment is for the purpose of (i) adding to the obligations of the General Partner or surrendering any right or power granted to it or any of its affiliates for the benefit of the Limited Partners, (ii) reflecting the admission, substitution, termination or withdrawal of partners, (iii) setting forth the rights, powers, duties and preferences of holders of additional partnership interests issued after the Effective Time, (iv) reflecting inconsequential changes that do not adversely affect the Limited Partners in any material way or curing any ambiguity and correcting or supplementing any provision of the Amendment not inconsistent with law, (v) in the event the General Partner or any of its affiliates propose to register any class of common equity securities of the General Partner or any of its affiliates on a national stock exchange (the "GP Registered Shares"), effecting the registration of such securities of the General Partner or any of its affiliates, including, without limitation, any amendments that may be required by the underwriters of such offering; provided no such amendment shall relieve the General Partner of its obligations under of any written agreement between the General Partner or the Urban OP and any individual or group of Limited Partners, (vi) effecting any other amendment for which consent is not required, and (vii) satisfying any requirements, conditions or guidelines contained in any order, directive, opinion, ruling or regulation of a Federal or state agency or contained in any Federal or state law.

         The consent of each partner adversely affected is required for the General Partner to effect any amendments that would convert a Limited Partner's interest to a general partner's interest, modify the limited liability of any Limited Partner, alter the distribution or allocation rights of a Limited Partner, except as specifically permitted in the Amendment, alter the rights of Original Class A Limited Partners under certain provisions or cause the termination of the Urban OP prior to the term set forth in the Amendment. In addition, no amendment may alter the restrictions of the General Partner's authority as the general partner as set forth in the section entitled "Management" above without the consent required in that section. The consent of a majority of the percentage interests of the Limited Partners holding Class A Common Units (excluding the General Partner and its affiliates) is required for the General Partner to effect any amendment that concerns the issuance of additional partnership interests, the rights of the Class A Common Units, activities of the General

Partner outside of the Urban OP, liability of the General Partner, transfers of the General Partner's interest, rights of the Limited Partners to transfer their interest, substitute Limited Partners, dissolution and winding up, contracts with affiliates of the Urban OP and meetings of the partners. In addition to the consents required in the preceding sentence, the consent of the Original Class A Limited Partners holding a majority of the Class A Common Units then held by the Original Class A Limited Partners, to the extent they are affected adversely by such amendment, will also be required for certain of such amendments, provided that this requirement for such consent will terminate when the Original Class A Limited Partners hold less than 20% of the Class A Common Units originally issued at the effective time of the Merger.

         BOOKS AND REPORTS. The General Partner is required to keep appropriate books and records of the Urban OP at the principal office of the Urban OP. As soon as practicable, but in no event later that 120 days after the close of each fiscal year of the Urban OP, the General Partner must deliver to each Limited Partner an annual report containing audited financial statements of the Urban OP or of the General Partner if such statements are prepared solely on a consolidated basis with the General Partner. In addition, as soon as practicable, but in no event later than 60 days after the close of each calendar quarter (except the last calendar quarter of each year), the General Partner must deliver to each Limited Partner a report containing unaudited financial statements of the Urban OP or of the General Partner if such statements are prepared solely on a consolidated basis with the General Partner, certain additional specified information and such other information as may be required by applicable law or regulation.

         The General Partner shall use all reasonable efforts to furnish, within 90 days of the close of each taxable year, the tax information reasonably required by the Limited Partners for Federal and state income tax reporting purposes. Upon request of the Original Class A Limited Partners holding a majority of the Class A Common Units then held by Original Class A Limited Partners, the General Partner shall provide each Original Class A Limited Partner with a reasonably accurate draft of the Federal income tax return of the Urban OP (as well as supporting data and work papers) for each year, not less than 120 days prior to the required date for filing such return (taking actual extensions into account). The Urban OP is authorized to withhold from or pay on behalf of or with respect to any Limited Partner any amount of Federal, state, local or foreign taxes that the Urban OP is required to withhold or pay with respect to any amount distributable or allocable to any Limited Partner.

         POWER OF ATTORNEY. Pursuant to the terms of the Amendment, each Limited Partner and each assignee constitutes and appoints the General Partner, any liquidator, and the authorized officers and attorneys-in-fact of each, and each of those acting singly, in each case with full power of substitution, as its true and lawful agent and attorney-in-fact, with full power and authority in its name, place and stead to, among other things, make, execute, swear to, acknowledge, deliver and file, in the appropriate public offices, various certificates, documents and other instruments (including, without limitation, the Amendment and the certificate of limited partnership of the Urban OP and all amendments and restatements thereof) that the General Partner deems appropriate or necessary and to execute, swear to, acknowledge and file all ballots, consents, approvals, waivers, certificates and other instruments appropriate or necessary, in the General Partner's sole and absolute discretion, to make, evidence, give, confirm or ratify any vote, consent, approval, agreement or other action which is made or given by the partners of the Urban OP or consistent with the terms of the Amendment or appropriate or necessary, in the General Partner's sole and absolute discretion, to effectuate the terms or intent of the Amendment. The Amendment provides that such power of attorney is irrevocable, will survive the incapacity of any Limited Partner or assignee and the transfer of all or any portion of such Limited Partner's or assignee's partnership units in the Urban OP and will extend to such Limited Partner's or assignee's heirs, successors, assigns and personal representatives.

INDEMNIFICATION AND TAX CONTEST AGREEMENT

         In addition, contemporaneously with the Amendment, the Head Acquisition LP, the Urban OP, Center Partners, Ltd., Urban-Water Tower Associates, Miami Associates, L.P. and Old Orchard Limited Partnership will enter into an Indemnification and Tax Contest Agreement. Under this agreement, the General Partner (jointly and severally with certain of its affiliates) is required to indemnify and hold the Original Class A Limited Partners harmless from any income taxes if (i) the Urban OP does not maintain at least $1.35 billion in qualified nonrecourse indebtedness, (ii) if it sells one or more of the Restricted Properties, (iii) it fails to have sufficient nonrecourse indebtedness to permit the General Partner to allocate to Specify Original Class A Limited Partners so that they have sufficient adjusted tax basis so that Urban OP may report under law an allocation of qualified nonrecourse indebtedness to the Original Class A Limited Partners sufficient for them to claim their Special Depreciation Allocation, or (iv) Urban OP fails to allocate nonrecourse indebtedness to the Original Class A Limited Partners in accordance with the terms of the Amendment. This obligation is subject to certain Original Class A Limited Partners, to use its reasonable best efforts to contribute additional properties (encumbered by nonrecourse liabilities) and take certain other measures to increase or maintain Urban OP's level of nonrecourse liabilities. The obligations under the agreement terminates 10 years after the later of (i) the death of Neil Bluhm or Judd

Malkin or (ii) the death of the last to die of the children of Neil Bluhm or Judd Malkin. Under this agreement, the General Partner also agreed to allow specified Original Class A Limited Partners to control or jointly control the contest of tax matters that may have a disproportionate effect on the Original Class A Limited Partners or which relate to tax periods prior to the Amendment.

STOCK PURCHASE AGREEMENT

         In connection with the Merger Agreement, Head Management Company Holding, Inc., a Delaware corporation ("Head Management"), JMB Properties Company, an Illinois general partnership and an affiliate of the other reporting persons ("JMB Properties"), and Urban Retail Properties Co., a Delaware corporation (the "Urban Mangement Company"), entered into a Stock Purchase Agreement, dated as of September 25, 2000 (the "Stock Purchase Agreement"). The following summary of the Stock Purchase Agreement is qualified in its entirety by reference to the agreement itself.

         Currently, the Urban OP owns 100% of the preferred stock in the Urban Mangement Company (which entitles the Urban OP to recieve approximately 95% of the economic value from the Urban Management Company, except with respect to the Parcel (as defined below) as to which the Urban OP is entitled to receive 5% of the economic value) and JMB Properties owns 100% of the common stock in the Urban Management Company. Immediately prior to the Effective Time, the Urban Management Company will contribute to a new limited liability company, which will be a direct wholly-owned subsidiary of the Urban Management Company (the "LLC"), all of the Urban Management Company's interest in a certain parcel of land located in Rocklin, California (the "Parcel") as well as all liabilities related thereto. The Parcel was originally contributed to Urban by JMB Properties. Immediately following the Effective Time, the LLC shall distribute 95% of the membership interests in the LLC to JMB Properties (thereby entitling JMB Properties to retain 95% of the economic value of the Parcel) in redemption of one-half of the common stock JMB Properties holds in the Urban Management Company. Pursuant to the Stock Purchase Agreement, Head Management will acquire the remaining common stock in the Urban Management Company held by JMB Properties at the effective time of the Merger in exchange for $2 million. As a result, immediately after the effective time of the Merger, Head Management will own all of the then-issued and outstanding common stock of the Urban Management Company and will also, through the Urban Management Company. Subject to compliance with applicable REIT requirements, it is expected that the Urban OP will acquire the common stock of the Urban Management Company from Head Management in January, 2001. The Stock Purchase Agreement will automatically terminate if the Merger Agreement terminates.

INSURANCE AGREEMENT

         Pursuant to the Voting Agreement, Head Acquisition LP, the Urban OP and JMB Insurance Agency, Inc., an Illinois corporation and an affiliate of the filing persons ("JMB Insurance"), are required, at the effective time of the Merger, to enter into an Insurance Agreement (the "Insurance Agreement"). The following summary of the Insurance Agreement is qualified in its entirety by reference to the agreement itself.

         Currently, JMB Insurance provides insurance services to the Urban OP and its various affiliated entities. Pursuant to the Insurance Agreement, Head Acquisition LP and the Urban OP will agree that, subject to any contractual commitments existing as of the date of the Merger Agreement, each will, and each will cause any of their respective subsidiaries to, offer to JMB Insurance the right to provide all property casualty insurance brokerage for the Urban OP and its subsidiaries. This obligation shall continue for five years following the effective time of the Merger. The brokerage so provided by JMB Insurance will be on terms no less favorable than would be obtained from an unaffiliated third party with financially stable insurance carriers having adequate capacity for the risks covered.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         The following are filed as exhibits: a written agreement relating to the joint filing of this amendment; the original Schedule 13 D filing; the Voting Agreement; the Merger Agreement; the form of the Indemnification and Tax Contest Agreement; the form of the Amendment; the Stock Purchase Agreement; and the form of the Insurance Agreement.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         This statement may be executed in multiple counterparts, each of which shall constitute an original.

Dated: October 3, 2000


                                Center Partners, Ltd.

                                By:      JMB Realty Corporation
                                         General Partner

                                         By: /s/ Gary A. Nickele
                                         Name: Gary A. Nickele
                                         Title: Executive Vice President


                                UIDC Holdings, L.P.

                                By:      JMB Realty Corporation
                                         General Partner

                                         By: /s/ Gary A. Nickele
                                         Name: Gary A. Nickele
                                         Title: Executive Vice President


                                Urban-Water Tower Associates

                                By:      UIDC Holdings, L.P.
                                         General Partner

                                         By:    JMB Realty Corporation
                                                General Partner

                                                By: /s/ Gary A. Nickele
                                                Name: Gary A. Nickele
                                                Title: Executive Vice President

                                By:      Water Tower Associates-I, L.P.
                                         General Partner

                                         By:    JMB Realty Corporation
                                                General Partner

                                                By: /s/ Gary A. Nickele
                                                Name: Gary A. Nickele
                                                Title: Executive Vice President

                                JMB/Miami Investors, L.P.

                                By:      JMB Investment Holdings-I, Inc.
                                         General Partner

                                         By: /s/ Gary A. Nickele
                                         Name: Gary A. Nickele
                                         Title: Vice President



                                JMB RES Managers, Inc.


                                By: /s/ Gary A. Nickele
                                Name: Gary A. Nickele
                                Title: Vice President


                                Miami Associates, L.P.

                                By:      JMB Investment Holdings-I, Inc.
                                         General Partner

                                         By: /s/ Gary A. Nickele
                                         Name: Gary A. Nickele
                                         Title: Vice President


                                JMB Properties Company

                                By:      JMB RES Managers, Inc.
                                         General Partner

                                         By: /s/ Gary A. Nickele
                                         Name: Gary A. Nickele
                                         Title: Vice President

                                Old Orchard Limited Partnership

                                By:      UIDC Holdings, L.P.
                                         General Partner

                                         By:    JMB Realty Corporation
                                                General Partner

                                                By: /s/ Gary A. Nickele
                                                Name: Gary A. Nickele
                                                Title: Executive Vice President

                                JMB Realty Corporation

                                         By: /s/ Gary A. Nickele
                                         Name: Gary A. Nickele
                                         Title: Executive Vice President


                                1975 Judd D. Malkin Life Insurance Trust

                                         By: Judd D. Malkin
                                         Name: Judd D. Malkin
                                         Title: Trustee

                                /s/ Neil G. Bluhm
                                -----------------------------------------------
                                Neil G. Bluhm


                                /s/ Judd D. Malkin
                                -----------------------------------------------
                                Judd D. Malkin

                                  EXHIBIT INDEX


EXHIBIT  A          Agreement relating to filing of joint statement

EXHIBIT  B          Original Schedule 13D filing

EXHIBIT  C          Voting Agreement, dated September 25, 2000, by and among
                    the entities set forth on Schedule I thereto, Rodamco North
                    America N.V., Hexalon Real Estate, Inc., Head Acquisition,
                    L.P., Head Acquisition Corp. and Urban Shopping Centers,
                    Inc. (Incorporated by reference to Exhibit (d)(3) to Schedule TO filed by Rodamco North America N.V., Rodamco
                    North America B.V., Hexalon Real Estate, Inc., Head
                    Acquisition, L.P. and Head Acquisition, Corp. on October
                    2, 2000)

EXHIBIT  D          Agreement and Plan of Merger, dated September 25, 2000,
                    by and among Rodamco North America N.V., Hexalon Real
                    Estate, Inc., Head Acquisition, L.P., Head Acquisition
                    Corp., Urban Shopping Centers, Inc., and Urban Shopping
                    Centers, L.P. (Incorporated by reference to Exhibit
                    (d)(2) to Schedule TO filed by Rodamco North America
                    N.V., Rodamco North America B.V., Hexalon Real Estate,
                    Inc., Head Acquisition, L.P. and Head Acquisition, Corp.
                    on October 2, 2000)

EXHIBIT  E          Form of Indemnification Agreement to be entered into by
                    and among Urban Shopping Centers, L.P., Head Acquisition,
                    L.P., Hexalon Real Estate, Inc. and the holders of Class
                    A Common Units who are signatories thereto (Incorporated by reference to Exhibit (d)(6) to Schedule TO filed by Rodamco North America N.V., Rodamco North America B.V.,
                    Hexalon Real Estate, Inc., Head Acquisition, L.P. and
                    Head Acquisition, Corp. on October 2, 2000)

EXHIBIT F           Form of Third Amended and Restated Agreement of Limited
                    Partnership of Urban Shopping Centers, L.P. (Incorporated by reference to Exhibit (d)(5) to Schedule TO filed by Rodamco North America N.V., Rodamco North America B.V.,
                    Hexalon Real Estate, Inc., Head Acquisition, L.P. and
                    Head Acquisition, Corp. on October 2, 2000)

EXHIBIT G           Stock Purchase  Agreement, dated September 25, 2000, by
                    and among JMB Properties Company, Head Management Company
                    Holding, Inc. and Urban Retail Properties Co.
                    (Incorporated by reference to Exhibit (d)(4) to Schedule
                    TO filed by Rodamco North America N.V., Rodamco North
                    America B.V., Hexalon Real Estate, Inc., Head
                    Acquisition, L.P. and Head Acquisition, Corp. on October
                    2, 2000)

EXHIBIT H           Form of Insurance Agreement to be entered into by and
                    among Head Acquisition, L.P., Urban Shopping Centers,
                    L.P. and JMB Insurance Agency Co. (Incorporated by reference to Exhibit (d)(7) to Schedule TO filed by Rodamco North America N.V., Rodamco North America B.V.,
                    Hexalon Real Estate, Inc., Head Acquisition, L.P. and
                    Head Acquisition, Corp. on October 2, 2000)